U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 11 October 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
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82-_______________.
Enclosures: Sasol`s sale of 20% in mining subsidiary to black women

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
JSE Code: SOL ISIN Code: ZAE000006896
NYSE Code: SSL ISIN Code: US8038663006
("Sasol" or “the Company”)

Sasol’s sale of 20% in mining subsidiary to black women for R1,9 billion will meet Mining Charter’s ownership requirements and will develop women in mining

Details of transaction

Sasol Mining, the wholly-owned subsidiary of Sasol Limited, today announced the formation of a black-women controlled coal mining company called Ixia Coal (Pty) Limited. In a transaction valued at almost R1,9 billion, Ixia Coal will acquire 20% of Sasol Mining’s shares through the issue of new shares. Ixia Coal is a venture with
Women Investment Portfolio Holdings Limited (WIPHOLD) and Mining
Women Investments (Pty) Limited (Mining Women Investments), a newly established company comprising women drawn from the areas where
Sasol Mining has operations and coal reserves.
Heralding the second phase of Sasol Mining’s broad-based black economic empowerment (BEE) strategy, this transaction enables Sasol
Mining to achieve compliance with the Mining Charter’s ownership requirements.
The first phase of Sasol Mining’s BEE strategy was the creation of
Igoda Coal (Pty) Limited, a coal export venture with Eyesizwe Coal announced in March 2006. Now, with the formation of Ixia Coal, Sasol
Mining’s BEE ownership component will increase to an estimated 26%
(calculated on attributable units of production) well before the
2014 deadline.
Sasol executive director responsible for the South African energy businesses, Dr Benny Mokaba says: “This transaction not only achieves compliance with the Mining Charter, but also promotes women in mining. We want to create lasting empowerment by providing opportunities for our country’s women to enter and benefit from the traditionally male-dominated mining industry. Our focus will be on developing relevant skills and building capacity among historically disadvantaged women.”
Mokaba adds: “Our intention is to create a lasting legacy through skills development and capacity building in support of government’s socio-economic objectives. This announcement is another step in our over-arching ambition to empower a broad-base of historically disadvantaged South Africans by advancing initiatives that are sustainable, credible and of benefit to both stakeholders and our country.”

Controlled by black women, Ixia Coal will become an investor in
Sasol Mining. Over the longer term Ixia Coal, with the assistance of
Sasol Mining, will also develop operational capacity enabling the company to operate its own coal mines.
“We partnered with WIPHOLD because of the role that we together can play in developing a new women’s mining group. With sound business acumen and a strong empowerment track record, WIPHOLD will help us build Ixia Coal into a new, sustainable women’s empowerment company that over time will become involved in
operating coal mines. This will include transferring skills to the new company,” says Sasol Mining MD Hermann Wenhold.

Mining Women Investments, the new entrant, is comprised of thousands of rural black women, who have not previously been empowered. The group has been constituted by WIPHOLD, following a series of workshops held with women in the Free State, Mpumalanga and Limpopo provinces, where Sasol Mining has operations and coal reserves.
WIPHOLD is an investment and operating company owned and managed by black women, with interests in a range of industries. Founded in
1994, it is dedicated to the empowerment of women. Represented countrywide, it has 1 200 direct female beneficiaries and, through non-governmental organisation shareholders, an estimated 200 000 women as indirect beneficiaries.
Sasol Mining will also benefit from the proposed 10% BEE transaction at Sasol Limited level, which if approved by shareholders will be implemented in 2008 and will take Sasol Mining beyond compliance with the Mining Charter’s ownership requirements.
“The transaction has been concluded at fair value. The facilitation cost to Sasol is anticipated to be commensurate with other BEE deals in the mining sector in South Africa and will only be finalised once third party funding arrangements are in place,” says Sasol chief financial officer Christine Ramon.
Sasol Mining is in the process of converting its mining rights as required by South African minerals legislation. The transaction agreements were signed on 4 October 2007 and are expected to be completed in 2008 subject to fulfilment of the following conditions:
-      conversion of Sasol Mining’s mining rights and obtaining the requisite regulatory approvals; and
-      conclusion of the financing agreements with third party
lenders.
To enable the transaction, Sasol will establish a new wholly-owned subsidiary, Sasol Mining Holdings (Pty) Limited (Sasol Mining
Holdings), which will hold 80% of Sasol Mining.

Sasol Mining Holdings will have a 49% ownership in Ixia Coal. The other 51% will be owned by WIPCoal Investments. WIPHOLD will be the majority shareholder in WIPCoal Investments, with 60%
shareholding. The other 40% shares will be owned by Mining Women
Investments. Ixia Coal will be independently controlled and
separate from Sasol Mining.
Ixia Coal, through an investment company called BEE Holdco (Pty)
Limited (BEE Holdco), will hold 20% in the issued share capital of
Sasol Mining. BEE Holdco will raise the required funding for the transaction. WIPHOLD and Mining Women Investments, through their investment in Ixia Coal, will from inception have full voting and economic rights associated with BEE Holdco’s interest in the issued share capital of Sasol Mining.
Ixia Coal’s 20% shareholding in Sasol Mining is valued at R1 855 million, taking into account Sasol Mining’s future expected cash flows, capital investment requirements and an appropriate level of debt. The transaction will be financed through equity (R59 million)
and a combination of third party funding and appropriate Sasol facilitation. It is currently envisaged that approximately 40% of the transaction will be funded through third party debt; however this is dependent on market conditions prevailing at the time.
11 October 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Sasol Disclaimer – Forward-looking statements
We may in this document make statements that are not historical facts and relate to analyses and other information based on
forecasts of future results and estimates of amounts not yet determinable. There are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words
such as "believe", "anticipate", "expect", "intend", "seek",
"will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not exclusive means of identifying such
statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and
specific, and there are risks that predictions, forecasts,
projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form
20-F filed on November 2, 2006 and in other filings with the
United States Securities and Exchange Commission.

Forward-looking statements apply only as of the date on which they are made and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new
information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 October 2007
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary